Filed pursuant to Rule 424(b)(3)
Registration No. 333-251808
VANECK BITCOIN ETF
SUPPLEMENT NO. 7 DATED MARCH 7, 2025
TO THE PROSPECTUS DATED MARCH 1, 2024
This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of VanEck Bitcoin ETF (formerly known as VanEck Bitcoin Trust), dated March 1, 2024 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.
The purpose of this Supplement is to disclose a change in the platform composition of the Index.
Platform Composition of the Index
Effective December 2, 2024, MarketVector Indexes GmbH, the index sponsor and index administrator for the MarketVectorTM Bicoin Benchmark Rate (the "Index"), replaced Bitfinex and LMAX with Bullish and Gemini, respectively, as constituent trading platforms used to calculate the Index. The current platform composition of the Index is Bitstamp, Bullish, Coinbase, Gemini, and Kraken.